Joao Cox                    Leonardo Dias                [AMAZONIA CELULAR LOGO]
Chief Financial Officer     Investor Relations Manager         [GRAPHIC OMITTED]
& CEO of Operating Company  ldias@telepart.com.br
Jcox@telepart.com.br        Phone:  (55 61) 429-5673
Phone:  (55 61) 429-5600


                                             [BOVESPA LOGO]    [TCN LISTED NYSE]
TELE NORTE CELULAR PARTICIPACOES S.A.        [GRAPHIC OMITTED] [GRAPHIC OMITTED]
REPORTS THIRD QUARTER 2003 RESULTS

- EBITDA margin of 31% of service revenues for the quarter
- Positive free cash flow of R$26 million for the quarter
- Stable blended ARPU of R$37

Brasilia, October 22, 2003 - Tele Norte Celular Participacoes S.A. (BOVESPA:
TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding company of the providers of cellular telecommunications services in the States of Amapa, Amazonas, Maranhao, Para and Roraima in Brazil, today announced its third quarter 2003 results. The Company's client base totaled 967,889 for the quarter. EBITDA reached R$35 million in the 3Q03, representing 31% of service revenues.

Operating Highlights:

20,716 net additions in the 3Q03
--------------------------------------------------------------------------------

The Company's customer base reached 967,889 during the third quarter of 2003. Quarter-over-quarter, this represents a 2.2% increase.

For the third quarter of 2003, postpaid net additions were 9,781, bringing the total postpaid base to 275,276 clients or 28% of the total client base. It is worth mentioning that this is the second consecutive quarter with net additions to the postpaid base. The prepaid base increased by 10,935 customers, ending the quarter with 692,613 customers or 72% of the total base.


                               CLIENT BASE (000s)

                   3Q02        4Q02       1Q03       2Q03       3Q03
                   ----        ----       ----       ----       ----
Prepaid            669         686        692        682        693
Postpaid           241         255        254        265        275
Total              911         941        947        947        968



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

Churn rates
--------------------------------------------------------------------------------

For the third quarter of 2003, the blended annualized churn rate was 35% compared to the 36% reported in the previous quarter. The postpaid annualized churn rate improved, decreasing to 32% from the 38% reported in the 2Q03 and the 34% reported in the same quarter of the previous year. The prepaid annualized churn rate for the quarter was 36%, in line with the previous quarter.

                       CHURN                               CHURN

             3Q02  4Q02  1Q03  2Q03  3Q03               9Mo02   9Mo03
             ----  ----  ----  ----  ----               -----   -----
Postpaid      34%   32%   30%   38%   32%      Postpaid   41%     33%
Prepaid       32%   26%   30%   36%   36%      Prepaid    29%     34%
Blended       33%   28%   30%   36%   35%      Blended    33%     34%


Operating Revenues
--------------------------------------------------------------------------------

Net service revenues totaled R$112.9 million for the quarter, slightly higher (R$1.4 million) than the previous quarter. Year-over-year, net service revenues increased by 8%. Net equipment revenues totaled R$18.4 million, an increase of 14% over the previous quarter. This increase was related to higher equipment sales and to lower handset subsidies on acquisitions during the Fathers' Day sales campaigns. As a result, total net revenues were R$131.3 million for the quarter or 3% and 13% higher when compared with the previous quarter and the same quarter of 2002, respectively.

For the 3Q03, handset subsidies for client acquisition were R$1.9 million or R$19 per gross addition, substantially lower than the R$52 registered during the 2Q03. This steep decrease can be explained by the lower average handset inventory costs related to a weakening Dollar and to sales campaign efforts that focused more on service offerings rather than on handsets discounts.

Operating costs and expenses
--------------------------------------------------------------------------------

Cost of services for the 3Q03 totaled R$37.2 million, 13% higher when compared with the previous quarter. This difference is related to the 9% increase in outgoing traffic that led to higher interconnection costs.

Selling and marketing expenses for the quarter totaled R$25.5 million, in line with the previous quarter. Customer acquisition cost for the third quarter of 2003 decreased to R$161 from the R$191 reported in the 2Q03. This can be primarily attributed to lower acquisition subsidies. Retention costs as a percentage of net service revenues for the 3Q03 were 11%.

G&A expenses for the 3Q03 increased to R$11.4 million (10.1% of net service revenues) compared to the R$4.5 million registered in the previous quarter. The difference is primarily related to VAT tax in the net amount of R$5.9 million that positively affected the 2Q03 results. Excluding non-recurring events, G&A expenses for the second quarter of the year would have been R$10.4 million or 9.4% of net service revenues.

Bad debt remained low, decreasing by 0.3 p.p. for the quarter and representing 2.0% of net service revenues when compared to the 2.3% registered in the previous quarter. When calculated against total net revenues, bad debt reached 1.7% during the 3Q03 compared to the 2.0% reported in the 2Q03.



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                                                               Results 3Q03-2/11

Average revenue per user (ARPU)
--------------------------------------------------------------------------------

Postpaid MOU (minutes of use) for the 3Q03 remained fairly stable at 199 when compared to the 202 registered in the previous quarter. Postpaid ARPU decreased 4.1% from the R$84 reported in 2Q03 to the R$81 registered in the 3Q03. This decrease is associated with a reduction in the incoming MOU from 74 to 68 and with the Fathers' Day sales promotion that offered free outgoing minutes to clients. This promotion allowed every new client to choose two Amazonia Celular clients to call for free for five months, with a limit of 60 minutes a day.

Prepaid MOU and ARPU for the 3Q03 were in line with the previous quarter reaching 52 and R$19.6, respectively.

Blended ARPU reached R$37.0, in line with the R$37.1 registered in the previous quarter.


                      ARPU (R$)                           ARPU (R$)

             3Q02  4Q02  1Q03  2Q03  3Q03               9Mo02   9Mo03
             ----  ----  ----  ----  ----               -----   -----
Postpaid      87.0  83.0  81.0  84.4  81.0     Postpaid   80.9    81.8
Prepaid       18.2  19.0  19.0  19.2  19.6     Prepaid    16.8    19.9
Blended       36.8  36.0  35.0  37.1  36.8     Blended    35.6    36.3

Market share estimated at 45.5%
--------------------------------------------------------------------------------

Market share was estimated at 45.5% compared to the 49.0% registered in the previous quarter. Gross sales share for 3Q03 was an estimated 30%, in line with the previous quarter.

EBITDA margin of 30.7% of service revenues for the quarter
--------------------------------------------------------------------------------

EBITDA and EBITDA margin (excluding handsets revenues) for the third quarter of 2003 reached R$34.6 million and 30.7%, respectively, compared to the R$41.1 million and 36.9% registered in the previous quarter. It should be noted that the 2Q03 was positively impacted by the reversal of a contingency related to VAT tax in the net amount of R$5.9 million.

                                     EBITDA
                                  (R$ millions)

                 3Q02   4Q02   1Q03   2Q03   3Q03                  9Mo02  9Mo03
                 ----   ----   ----   ----   ----                  -----  -----
EBITDA           33.2   41.4   28.3   41.1   34.6   EBITDA         93.3   104.1
EBITDA Margin    31.8%  40.1%  26.9%  36.9%  30.7%  EBITDA Margin  31%     31.6%




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                                                               Results 3Q03-3/11

Depreciation and amortization
--------------------------------------------------------------------------------

For the 3Q03, depreciation and amortization reached R$23.4 million, a decrease of R$1.3 million when compared to the previous quarter.

Net financial expense of R$32.6 million for the year
--------------------------------------------------------------------------------

                                                 R$ millions

                                               3Q03          YTD
                                               ----          ---
           Interest Expense(a)                (9.9)         (96.8)
           Interest Income(b)                  2.8           11.4
           Foreign Exchange Gain (Loss)(c)    (4.6)          52.8
                                             ------         ------
           Net Financial Income (Expense)    (11.7)         (32.6)

           Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

             DETAILED FINANCIAL INCOME/EXPENSE INFORMATION (NET OF TAXES*)

                                                 R$ millions

                                               3Q03          YTD
                                               ----          ---
           Expense related to debt
            denominated in foreign currency   (8.8)          37.9
           Gain (loss) on hedge operations    (2.0)         (66.6)
           Sub-total                         (10.8)         (28.6)
           Expense related to debt
            denominated in Reais              (2.9)          (9.2)
                                             ------         ------
           Financial expense (debt related)  (13.7)         (37.8)
           Net financial expense
            (not related to debt)**            0.2           (1.4)
                                             ------         ------
           Sub-total                         (13.4)          (39.1)
           Interest income - cash
            investing activities               1.7             6.5
                                             ------         ------
           Net Financial Income (Expense)    (11.7)          (32.6)

           *Net of PIS/COFINS on interest income.
           **Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Net debt of R$266.1 million
--------------------------------------------------------------------------------

As of September 30, 2003, the Company's indebtedness was partially offset by cash and cash equivalents (R$32.3 million) but was impacted by accounts payable from hedging operations (R$3.1 million), resulting in net debt of R$266.1 million.


                             NET DEBT (R$ millions)

                       3Q02   4Q02   1Q03   2Q03   3Q03
                       ----   ----   ----   ----   ----
                        319    297    301    289    266


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                                                               Results 3Q03-4/11

Total debt of R$295 million
--------------------------------------------------------------------------------

Total debt was R$295.2 million, with 75% denominated in foreign currencies (61% denominated in US Dollars and 14% denominated in a currency basket index from the BNDES). From total debt denominated in foreign currency, 86% was hedged.

Net income of R$139 thousand
--------------------------------------------------------------------------------

The net income for the 3Q03 totaled R$139 thousand, or R$0.021 per ADS. Year-to-date, net losses totaled R$0.3 million, or R$0.044 per ADS (R$0.001 per thousand shares).

Investments totaled R$5.7 million for the quarter
--------------------------------------------------------------------------------

During the third quarter of 2003, Amazonia Celular's capital expenditures were R$5.7 million. Year-to-date investments totaled R$15.6 million. It should be noted that this level of capital expenditures has not impacted the Company's ability to provide quality service or support traffic demand.

                                                   CAPEX breakdown

                CAPEX (R$ millions)       3Q02    4Q02    1Q03     2Q03     3Q03
                                          ----    ----    ----     ----     ----
              Network                      5.9     6.8     0.5      3.0      3.4
              IS/IT                       10.0     3.9     4.0      1.5      1.7
              Others                       0.7     0.7     0.4      0.5      0.6
              TOTAL                       16.6    11.4     4.9      5.0      5.7

Positive free cash flow
--------------------------------------------------------------------------------

Free cash flow for the quarter was a positive R$25.9 million. Year-to-date, free cash flow amounted to a positive R$55.3 million, compared to the R$72.3 million reported for the first nine months of 2002.

Debt payment schedule
--------------------------------------------------------------------------------

                         Year               R$ millions       % denominated in
                                                              foreign currency

                         2003                     40.0                     69%
                         2004                    166.6                     70%
                         2005                     86.9                     42%
                         2006 and beyond           1.7                     11%

Financial ratios
--------------------------------------------------------------------------------

                         Ratios             3Q02   4Q02   1Q03   2Q03   3Q03
                         ------             ----   ----   ----   ----   ----
             Net Debt/EBITDA(1)=            2.29   2.20   2.28   2.01   1.83
             Net Debt/Total Assets =          36%    37%    40%    43%    41%
             Interest Coverage Ratio(1)=     3.7    3.6    3.3    3.7    4.0
             Current Liquidity Ratio =       0.9    0.7    0.7    0.6    0.7
                   (1) Last twelve months

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                                                               Results 3Q03-5/11

Outlook
--------------------------------------------------------------------------------

For the fourth quarter of 2003, Amazonia Celular expects to maintain gross sales share at approximately 30%. Net additions should increase as a result of the Christmas sales campaign. Net additions are expected to come primarily from prepaid customers. ARPUs for both postpaid and prepaid customers are expected to remain stable.

Amazonia Celular expects mobile penetration, within the Company's concession area, to increase from the current level of 13% to 15% by year-end.

Total capital expenditures for the year were revised and should not exceed R$30 million (excluding an eventual technological transition).

                              ********************



For additional information please contact:

Tele Norte Celular Participacoes S.A.       The Global Consulting Group
            IR Team                                Isabel Vieira
       ri@telepart.com.br                        ivieira@hfgcg.com
Phone: 55 (61) 429-5616/5617/5673            Phone: 1 (646) 284-9432
      Fax: 55 (61) 429-5626                   Fax: 1 (646) 284-9494

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," 'projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


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                                                               Results 3Q03-6/11


                                                                        OPERATIONAL DATA


                                                   2002                              2003                        Var. %
                                            3rd          4th         1st         2nd         3rd         YTD   (3Q03/2Q03)
                                          Quarter      Quarter     Quarter     Quarter     Quarter

Licensed Pops (in millions)                  15,8         15,8        16,4        16,4        16,4        16,4      0,0%
Clients                                   910.574      940.958     946.765     947.173     967.889     967.889      2,2%
  Postpaid                                241.081      254.903     254.273     265.495     275.276     275.276      3,7%
  Prepaid                                 669.493      686.055     692.492     681.678     692.613     692.613      1,6%
MOU Incoming
  Postpaid                                    104           91          77          74          68          73     -8,3%
  Prepaid                                      48           50          44          42          41          43     -2,0%
MOU Outgoing
  Postpaid                                    145          147         126         128         131         128      2,2%
  Prepaid                                      11           11           9           9          11          10     19,2%
Total Outgoing Traffic                      128,4        129,7       114,4       118,5       128,9       361,8      8,7%
(Million of Minutes)
Total Incoming Traffic                      171,8        168,1       150,2       144,1       139,6       433,9     -3,1%
(Million of Minutes)
Average Revenue per User                     36,8         35,7        35,3        37,1        37,0        36,3     -0,1%
     - ARPU (R$)
  Postpaid                                   87,0         83,0        80,8        84,4        81,0        81,8     -4,1%
  Prepaid                                    18,2         18,7        18,6        19,2        19,6        19,1      2,3%
Service Revenues (R$
     millions)
  Monthly Fee                              17.395       18.038      20.233      21.274      21.195      62.702     -0,4%
  Outgoing Traffic                         35.604       33.747      31.738      33.842      35.980     101.559      6,3%
  Incoming Traffic                         48.396       47.064      47.981      50.037      48.239     146.256     -3,6%
  Other                                     2.737        4.342       5.081       6.327       7.445      18.852     17,7%
  TOTAL                                   104.133      103.191     105.032     111.479     112.858     329.370      1,2%
Churn-Annualized Rate                        32,8%        27,7%       30,4%       36,3%       34,6%       33,7%    -1,7%
  Postpaid                                   34,4%        32,4%       30,3%       37,9%       31,6%       33,2%    -6,3%
  Prepaid                                    32,2%        26,0%       30,4%       35,7%       35,7%       33,9%     0,0%
Cost of Acquisition (R$)                      151          231         151         191         161         168    -15,7%
Retention Costs (% of net                     9,0%         6,8%        9,6%       13,8%       11,0%       11,5%    -2,8%
serv. revenues)
CAPEX(R$millions)                            16,6         11,4         4,9         5,0         5,7        15,6     13,1%
Number of locations served                    139          157         158         165         186         186     12,7%
Number of cell sites                          397          411         398         399         400         400      0,3%
Number of switches                              9            9          11          11          11          11      0,0%
Headcount                                     974          910         852         816         784         784     -3,9%
Market Share                                   61%          56%         52%         49%         46%         46%    -3,0%



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


                                                              INCOME STATEMENT (BR GAAP)

                                                                                                                  (in R$ 00)
                                             2002                              2003                                   Var. %
                                    3rd Quarter  4th Quarter   1st Quarter  2nd Quarter    3rd Quarter      YTD     (3Q03/2Q03)

Service Revenues - GROSS              135.947      133.962         134.616      143.007      148.183      425.806      3,6%
Equipment Revenues - GROSS             15.139       21.905          14.664       21.607       24.141       60.412     11,7%
Total Revenues - GROSS                151.086      155.867         149.280      164.614      172.324      486.218      4,7%
Taxes                                 (35.204)     (35.673)        (33.093)     (36.972)     (41.063)    (111.128)    11,1%
Service Revenues - NET                104.133      103.210         105.032      111.479      112.859      329.370      1,2%
Equipment Revenues - NET               11.749       16.984          11.155       16.163       18.402       45.720     13,9%
Total Revenues - NET                  115.882      120.194         116.187      127.642      131.261      375.090      2,8%
Cost of Services                       30.536       31.026          32.343       32.864       37.193      102.400     13,2%
Cost of Equipment                      14.536       22.814          14.110       20.640       20.317       55.067     -1,6%
Selling & Marketing Expenses           22.100       23.973          18.444       25.874       25.537       69.855     -1,3%
Bad Debt Expense                        2.143          439           2.562        2.572        2.230        7.364    -13,3%
General & Administrative
   Expenses                            13.410          555          20.453        4.543       11.358       36.354    150,0%
EBITDA                                 33.157       41.387          28.275       41.149       34.626      104.050    -15,9%
 %                                       31,8%        40,1%           26,9%       36,9%         30,7%        31,6%    -6,2%
Depreciation &
   Amortization                        27.060       26.775          27.400       24.704       23.405       75.509     -5,3%
Interest Expense(1)                    14.247       10.358          18.335       68.518        9.995       96.848    -85,4%
Interest Income                       (87.760)      28.548          (5.663)      (2.923)      (2.776)     (11.362)    -5,0%
Foreign Exchange Loss                 108.783      (33.619)        (15.724)     (41.745)       4.644      (52.825)  -111,1%
Others                                   (186)      (3.975)            913         (188)         948        1.673   -604,3%
Income Taxes                          (12.131)      10.678             655       (4.040)      (1.767)      (5.152)   -56,3%
Minority Interests                     (4.252)       1.009             415         (801)          38         (348)  -104,7%
Net Income                            (12.604)       1.613           1.944       (2.376)         139         (293)  -105,9%
Number of shares
   (thousand)                     335.084.155  335.084.155     335.084.155  335.084.155  335.084.155  335.084.155      0,0%
Earnings per
   thousands shares (R$)               (0,038)       0,005           0,006       (0,007)       0,000       (0,001)   -105,9%
Earnings per ADS (R$)                  (1,881)       0,241           0,290       (0,355)       0,021       (0,044)   -105,9%


(1) Interest paid: 3Q02 - R$7,917 thousand; 4Q02 - R$11,529 thousand; 1Q03 - R$11,356 thousand; 2Q03 - R$7,808 thousand; and, 3Q03 - R$5.541 thousand.


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                                                               Results 3Q03-8/11



>

                                         BALANCE SHEET (BR GAAP)

                                                                                         (in R$ 000)
------------------------------------------------------------------------------------------------------
                              3Q03        2Q03                                   3Q03           2Q03
------------------------------------------------------------------------------------------------------
Current Assets                                     Current Liabilities
Cash & cash equivalents      24.283     14.956     Loans & Financing           166.621        163.523
Accounts Receivable          74.909     71.614     Loan Interest                 2.529          2.326
Taxes Receivable             29.752     28.981     Suppliers                    36.608         39.661
Other Assets                 24.517     32.833     Taxes Payable                 6.058          4.856
                            -------    -------
                            153.461    148.384     Dividends                     1.520          1.522
                                                   Other Current Liabilities    16.696         25.253
                                                                               -------        -------
                                                                               230.032        237.141

Long-term Assets             83.510     85.286     Loans & Financing           128.647        138.500

Deferred Assets                   -          -     Other Long-term Liabilities  11.171          7.643

Plant & Equipment           418.003    434.560     Minority Interest            57.603         57.564

                                                   Shareholders' Equity        227.521        227.382
------------------------------------------------------------------------------------------------------
                            654.974    668.230                                 654.974        668.230
------------------------------------------------------------------------------------------------------


                            DEBT POSITION (BR GAAP)

                                                                     (in R$ 000)
--------------------------------------------------------------------------------
                                            3Q03
             -------------------------------------------------------------------
Debt            R$         US$              Currency Basket           Total
                                                  Index
--------------------------------------------------------------------------------
Short term      32.282    116.333                    18.006              166.621

Long Term       40.351     64.287                    24.009              128.647
--------------------------------------------------------------------------------
Total           72.633    180.620                    42.015              295.268
--------------------------------------------------------------------------------



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                                                               Results 3Q03-9/11

                              CASH FLOW (BR GAAP)

                                                                     (in R$ 000)
--------------------------------------------------------------------------------
                                                          3Q03           YTD
--------------------------------------------------------------------------------
Operating Activities
Net income (loss)                                          139          (293)
Adjustments to reconcile net income
   (loss) to net cash provided by
   operating cash activities
 Depreciation and amortization                          23.405        75.509
 Monetary variation and foreign exchange loss
   (principal)                                           5.707       (48.970)
 Unrealized income on hedging operations                (7.238)       63.697
 Deferred income taxes and social charges               (1.767)       (5.152)
 Minority interest                                          38          (348)
 Other                                                   2.118        (1.631)
Changes in operating assets and liabilities              5.091       (32.327)
                                                       -------------------------
Net cash provided by operating activities               27.493        50.485

Investing Activities
 Proceeds from sale of property, plant and equipment         6         2.448
 Capital expenditures                                   (5.708)      (15.638)
                                                       -------------------------
Net cash used in investing activities                   (5.702)      (13.190)

Financing Activities
 New loans                                              30.722        30.722
 Amortization of loans                                 (43.184)     (103.505)
 Payment of dividends and interest on capital               (2)         (157)
                                                       -------------------------
Net cash provided by financing activities              (12.464)      (72.940)

Net increase (decrease) in cash and cash equivalents     9.327       (35.645)

Cash and cash equivalents, beginning of the period      14.956        59.928
Cash and cash equivalents, end of the period            24.283        24.283



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                                                              Results 3Q03-10/11

                           GLOSSARY OF KEY INDICATORS

I)   Average Customers

a)   Average customers - monthly

           Sum of customers at the beginning and the end of the month
           ----------------------------------------------------------
                                       2

b)   Average customers - quarterly and year to date

           Sum of the average customers for each month of the period
           ---------------------------------------------------------
                         Number of months in the period

II)  Churn Rate (Annualized)

a)   Churn % quarterly

              Sum of deactivations / Sum of average monthly opening
                       customers for the 3 months                  x 12
              ----------------------------------------------------
                                       3

b)   Churn % - year to date

                 YTD deactivations / Sum of avg monthly opening
                   customers since beginning of the year           x 12
                 -------------------------------------------------
                         Number of months in the period

III) MOU - Minutes of Use (Monthly)

            Number of total billable minutes for the period / Average
                            customers for the period
            -------------------------------------------------------
                        Number of months in the periods

IV)  ARPU - Average Revenue per User

      Net service revenues for the period (excluding roaming-in revenues)
      -------------------------------------------------------------------
                        Average customers for the period

V)   Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
          Commissions, Handsets subsidies, Advertising and promotions,
        FISTEL tax (activation tax), less Activation fee for the period)
        ----------------------------------------------------------------
                   Number of gross activations in the period

VI)  Free Cash Flow

       Free Cash Flow = (EBITDA - CAPEX - Taxes - Net Financial Expenses*
         -         Minority Interests - Working Capital Variation)

*Considers interest paid.

VII) Working Capital Variation

              Working Capital Variation = ((delta) Current Assets -
                       (delta) Cash & Cash Equivalents) -
     ((delta) Current Liabilities - (delta) Short Term Loans and Financing
                  - (delta) Loan Interest - (delta) Dividends)

VIII)Interest Coverage Ratio

                Interest Coverage Ratio = EBITDA / Interest Paid

IX)  Current Liquidity Ratio

         Current Liquidity Ratio = Current Assets / Current Liabilities






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                                                              Results 3Q03-11/11